ARCELORMITTAL 6-K

Exhibit 99.1

ArcelorMittal reports third quarter 2024 results

Luxembourg, November 7, 2024 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the “Group”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2024.

3Q 2024 key highlights:

Safety focus: The Company-wide audit of safety by dss+ is now complete. It has provided the Group with a clear set of 6 recommendations which the Company is committed to implement. LTIF2 rate of 0.88x in 3Q 2024 and 0.68x in 9M 2024

Structurally higher margins and resilient operating results: Despite the challenging market environment, the Company continues to demonstrate resilient performance benefiting from regional diversification. Operating income of $0.7bn in 3Q 2024 (vs $1.0bn in 2Q 2024); EBITDA of $1.6bn in 3Q 2024 (vs. $1.9bn in 2Q 2024) with EBITDA/t of $118/t in 3Q 2024 ($133/t in 9M 2024) and well above the Group's long-term historical average18, reflecting structural improvements

Financial strength: Following the acquisition of c.28.4% stake in Vallourec6 for $1.0bn and $0.3bn share buybacks, net debt increased to $6.2bn at the end of the quarter (gross debt of $11.3bn and cash and cash equivalents of $5.1bn as of September 30, 2024) from $5.2bn as of June 30, 2024

Cash flow being reinvested for growth and shareholder returns: Over the past 12 months, the Company has generated investable cash flow7 of $2.8bn with a net $0.6bn allocated to M&A, $1.5bn invested on strategic growth capex projects8 and $2.0bn returns to ArcelorMittal shareholders while maintaining a strong balance sheet

Consistent shareholder returns: The Company will continue to return a minimum 50% of post-dividend FCF to shareholders through its share buyback programs. The Company repurchased 1.5% of its outstanding shares during 3Q 2024 (5.7% during the 9M 2024) bringing the total reduction in fully diluted share count to 37% since September 20209. To date, 73m shares from the current 85m share buy-back program have been repurchased

Outlook

Positive free cash flow outlook in 2024 and beyond: FY 2024 capex is expected to be within the previously communicated guidance range ($4.5bn-$5.0bn). The Company expects the year to date investment in working capital to reverse by year end, supporting the outlook for free cash flow generation. The completion of the Company’s strategic growth projects is expected to generate additional EBITDA and investable cash flow in the coming periods10,16. ArcelorMittal continues to optimize its decarbonization pathway to ensure that the Company can remain competitive and achieve an appropriate return on investment

Company believes current market conditions are unsustainable: China’s excess production relative to demand is resulting in very low domestic steel spreads (with the majority of producers loss making) and aggressive exports; steel prices particularly in Europe are well below the marginal cost curve. The Company expects apparent demand in our aggregate markets to be higher in 2H 2024 vs. 2H 2023 (reflecting no repeat of the destock that impacted Europe ASC in 2H 2023 and YoY demand growth in India and Brazil). As absolute inventory levels remain low, particularly in Europe, the Company remains optimistic that restocking activity will occur once real demand begins to recover

Positive on medium/long term outlook: Through its global asset portfolio, ArcelorMittal is uniquely positioned to capture the anticipated growth in steel demand over the medium/long-term; the Company’s strategic focus is on safety, delivering its growth projects, and consistently returning capital to shareholders whilst maintaining a strong balance sheet

Recently completed strategic projects are performing well: The Group‘s portfolio of approved strategic growth projects is estimated to increase EBITDA potential (relative to historical normalized levels) by $1.8bn10

•	Vega CMC (Brazil): Increase galvanized and cold rolled coil capacity: 1st continuous annealed commercial coil delivered in June 2024; 1st coated coil produced in July 2024 and Magnelis® coil in September 2024
•	India renewables: Project combining solar and wind power (1GW) began commissioning in June 2024, and commenced supply of power to AMNS India as of September 2024, with the JV benefiting from green power at a lower cost than accessing the grid
•	Mexico HSM is performing well and expected to achieve targeted profitability in 2024 ($0.3bn EBITDA), despite the disruptions caused by the illegal blockade that impacted 2Q/3Q 2024 operations

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	15,196	16,249	16,616	47,727	53,723
Operating income	663	1,046	1,203	2,781	4,320
Net income attributable to equity holders of the parent	287	504	929	1,729	3,885
Adjusted net income attributable to equity holders of the parent[11]	488	677	929	1,922	3,885
Basic earnings per common share (US$)	0.37	0.63	1.11	2.18	4.59
Adjusted basic earnings per common share (US$)[11]	0.63	0.85	1.11	2.42	4.59

Operating income/tonne (US$/t)	50	75	88	68	102
EBITDA[3]	1,581	1,862	2,150	5,399	7,288
EBITDA /tonne (US$/t)	118	134	157	133	172

Crude steel production (Mt)	14.8	14.7	15.2	43.9	44.4
Steel shipments (Mt)	13.4	13.9	13.7	40.7	42.3
Total Group iron ore production (Mt)	10.1	9.5	10.7	29.8	32.0
Iron ore production (Mt) (AMMC and Liberia only)	6.6	5.9	6.7	19.0	19.8
Iron ore shipment (Mt) (AMMC and Liberia only)	6.3	6.2	6.3	18.8	20.3

Weighted average common shares outstanding (in millions)	778	794	838	794	847

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“A key milestone during Q3 was the completion of the comprehensive dss+ workplace safety audit. We are now working to define the implementation plan for the six recommendations in an accelerated manner and will provide updates on the progress.

"Economic sentiment remains subdued, but we have delivered a resilient financial performance, reinforcing the structural strength of the Group. Apparent demand is expected to be stronger in the second half of this year compared with 2023, and inventory levels are low, indicating that re-stocking will occur when real demand recovers. The increased level of imports into Europe is a concern and stronger trade measures are urgently required to address this. Similarly, the CBAM needs further strengthening to ensure it fulfills its aim of ensuring European steelmakers can remain competitive versus higher-emissions imports.

“Our free cash flow generation enables us to continue to invest in the business for strategic growth and return capital to shareholders. Our first renewables project is now operating and started supplying power to AMNS India in September. The Vega CMC project is also fully up and running and produced its first Magnelis® coil in September.

“Globally, the medium to long-term outlook for steel is positive, and we are confident that ArcelorMittal will continue to harness its unique geographic presence and strong research and development capability to meet our stakeholders needs and produce smarter steels for people and planet.”

Safety and sustainable development

Health and Safety focus:

Protecting employee health and safety remains the overarching priority of the Company. LTIF rate of 0.88x in 3Q 2024 (vs. 0.57x in 2Q 2024 and 0.94x in 3Q 2023).

The Company-wide independent safety audit by dss+ is complete. It is a comprehensive independent safety audit, providing ArcelorMittal with a clear set of recommendations which the Company is committed to implement. See website for more details: https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-recommendations-from-dss-workplace-safety-audit

The Company is now defining the most effective ways to implement these recommendations in an accelerated manner. The first phase includes taking these recommendations to build customized, business unit- specific work plans, to be incorporated into their five-year planning cycle.

Own personnel and contractors – Lost Time Injury Frequency rate

	3Q 24	2Q 24	3Q 23	9M 24	9M 23
North America	0.43	0.31	0.09	0.26	0.15
Brazil	0.33	0.15	0.22	0.20	0.28
Europe	1.47	1.06	1.50	1.25	1.42
Sustainable Solutions	1.23	1.09	0.65	1.06	0.85
Mining	0.14	0.15	0.19	0.15	0.14
Others	1.20	0.47	1.45	0.80	0.92
Total	0.88	0.57	0.94	0.68	0.78

Sustainable development highlights12:

•	ArcelorMittal is progressing the engineering of its decarbonization projects globally to ensure that it delivers economic decarbonization. Whilst engineering is ongoing, the Company is engaging with the European Commission and member states on the measures required to support a low carbon competitive steel sector in Europe including more robust trade defences and an effective carbon border adjustment mechanism.
•	ArcelorMittal continues to build its portfolio of renewable energy projects to secure and decarbonize its future electricity needs. In August 2024, ArcelorMittal Brasil signed contracts for the development of two solar energy projects with a combined capacity of 465MW, equivalent to 14% of its current electricity requirements in Brazil. ArcelorMittal will partner through JVs with two different renewable companies; Casa dos Ventos and Atlas Renewable Energy for the projects. This builds on the 554MW capacity wind power project in Brazil that is set to be commissioned in 2025. The total 1GW Brazil renewable projects are estimated to add ~$0.1 billion EBITDA benefit to ArcelorMittal. Group renewable portfolio is now 2.1GW (including India and investments in Brazil and Argentina17).

Analysis of results for 3Q 2024 versus 2Q 2024

Sales in 3Q 2024 declined by 6.5% to $15.2 billion as compared to $16.2 billion in 2Q 2024.

Operating income of $0.7 billion in 3Q 2024 was 36.6% lower as compared 2Q 2024 largely reflecting lower steel prices (-3.7%), seasonally lower steel shipments (-3.6%), impairments of $36 million related to the closure of the coke oven battery in Krakow (Poland) and exceptional items of $74 million due to restructuring costs at the same site.

EBITDA in 3Q 2024 decreased by 15.1% to $1,581 million as compared to $1,862 million in 2Q 2024, primarily due to weaker results in North America (negative price-cost effect) and Europe (seasonally lower steel shipments) offset in part by an improvement in the Brazil segment primarily due to higher volumes and lower costs.

Net interest cost of $8 million in 3Q 2024 is broadly stable as compared to $7 million in 2Q 2024 and continues to benefit from the capitalization of the interest cost related to certain long term capex investments.

ArcelorMittal recorded net income in 3Q 2024 of $287 million, lower as compared to $504 million in 2Q 2024. ArcelorMittal recorded an adjusted net income11 (i.e., excluding the impairments and exceptional items discussed above as well as mark-to-market loss on purchase of Vallourec shares6) in 3Q 2024 of $488 million as compared to $677 million in 2Q 2024.

ArcelorMittal's basic earnings per common share for 3Q 2024 was $0.37 (adjusted earnings per common share of $0.63) as compared to $0.63 in 2Q 2024 (adjusted earnings per common share of $0.85).

Net cash provided by operating activities during 3Q 2024 amounted to $1.4 billion, and includes a $0.1 billion release of working capital. Capex for the quarter amounted to $1.1 billion (including $0.3 billion spent on strategic growth projects), leading to a free cashflow of $0.3 billion. Cash outflows for the purchase of the c.28.4% stake in Vallourec for $1.0 billion and ongoing share buybacks ($0.3 billion), led to an increase in net debt to $6.2 billion on September 30, 2024, as compared to $5.2 billion on June 30, 2024.

Analysis of operations3

North America

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	2,762	3,162	3,188	9,271	10,036
Operating income	229	338	520	1,152	1,637
Depreciation	(129)	(129)	(125)	(378)	(378)
EBITDA	358	467	645	1,530	2,015
Crude steel production (Kt)	1,652	1,823	2,122	5,655	6,542
- Flat shipments (Kt)	1,960	1,865	1,938	6,070	6,192
- Long shipments (Kt)	540	719	667	1,925	2,025
Steel shipments* (Kt)	2,408	2,468	2,527	7,672	7,974
Average steel selling price (US$/t)	955	1,040	1,043	1,014	1,049

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 3Q'24 577kt; 2Q'24 476kt; 3Q'23 393kt, 9M'24 1,534kt and 9M'23 1,227kt.

Sales in 3Q 2024 decreased by 12.7% to $2.8 billion, as compared to $3.2 billion in 2Q 2024 primarily on account of 8.3% decrease in average steel selling prices and 2.4% decrease in steel shipments.

As previously communicated on July 19, 2024, ArcelorMittal Mexico announced that it had reached a settlement with unions with an agreement to end an illegal blockade at the site. The electric arc furnace EAF (for slab production) and hot strip mill resumed normal operations in August 2024. As a result, 3Q 2024 performance was impacted by ~0.4Mt production and EBITDA by $0.1 billion (same impacts as 2Q 2024).

Operating income in 3Q 2024 decreased by 32.2% to $229 million as compared to $338 million in 2Q 2024, primarily due to a negative price-cost impact.

EBITDA in 3Q 2024 of $358 million was 23.5% lower as compared to $467 million in 2Q 2024.

Brazil13

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	3,218	3,243	3,560	9,512	10,454
Operating income	414	325	414	1,041	1,290
Depreciation	(83)	(88)	(87)	(265)	(264)
EBITDA	497	413	501	1,306	1,554
Crude steel production (Kt)	3,842	3,607	3,669	11,013	10,453
- Flat shipments (Kt)	2,464	2,441	2,328	7,042	6,431
- Long shipments (Kt)	1,335	1,215	1,283	3,611	3,734
Steel shipments (Kt)	3,787	3,637	3,599	10,604	10,119
Average steel selling price (US$/t)	787	826	932	830	970

Sales in 3Q 2024 remained broadly stable at $3.2 billion as compared to 2Q 2024, primarily due to a 4.1% increase in steel shipments largely offsetting a 4.7% decline in average steel selling prices.

Operating income in 3Q 2024 of $414 million was 27.3% higher as compared to $325 million in 2Q 2024, due to higher shipments and a positive price-cost effect (lower costs more than offsetting lower selling prices).

EBITDA in 3Q 2024 increased by 20.3% to $497 million as compared to $413 million in 2Q 2024.

Europe

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	7,141	7,822	7,302	22,810	25,068
Operating income	12	194	139	275	883
Depreciation	(281)	(268)	(278)	(823)	(811)
Impairment items	(36)	—	—	(36)	—
Exceptional items	(74)	—	—	(74)	—
EBITDA	403	462	417	1,208	1,694
Crude steel production (Kt)	7,870	8,041	7,398	23,515	21,906
- Flat shipments (Kt)	4,897	5,206	4,483	15,405	15,000
- Long shipments (Kt)	1,907	2,204	1,945	6,050	6,161
Steel shipments (Kt)	6,803	7,407	6,425	21,446	21,152
Average steel selling price (US$/t)	915	929	980	930	1,012

Sales in 3Q 2024 declined by 8.7% to $7.1 billion, as compared to $7.8 billion in 2Q 2024, primarily due to a 8.2% decline in steel shipment volumes due to seasonality and maintenance in the long products and a 1.5% decline in average steel selling prices.

Operating income in 3Q 2024 was $12 million as compared to $194 million in 2Q 2024 primarily due to seasonally lower steel shipments, impairments of $36 million related to the closure of the coke oven battery in Krakow (Poland) and exceptional items of $74 million due to restructuring costs at the same site.

EBITDA in 3Q 2024 of $403 million decreased by 12.7% as compared to $462 million in 2Q 2024 primarily due to seasonally lower steel shipments.

India and JVs

Income from associates, joint ventures and other investments (excluding impairments and exceptional items, of which none in the periods) for 3Q 2024 was $162 million as compared to $181 million in 2Q 2024, primarily due to lower contributions from AMNS India.

ArcelorMittal has investments in various joint venture and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Production (Kt) (100% basis)	1,743	1,867	1,942	5,594	5,500
Shipments (Kt) (100% basis)	1,887	1,892	1,874	5,795	5,383
Sales (100% basis)	1,537	1,580	1,680	4,932	4,998
EBITDA (100% basis)	162	237	533	711	1,437

Sales in 3Q 2024 declined by 2.8% to $1.5 billion as compared to $1.6 billion in 2Q 2024, primarily due to lower average steel selling prices.

EBITDA during 3Q 2024 declined by 31.3% to $162 million as compared to $237 million in 2Q 2024, driven by a negative price-cost effect.

Calvert14

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Production (Kt) (100% basis)	1,094	1,202	1,178	3,512	3,602
Shipments (Kt) (100% basis)	1,015	1,145	1,063	3,291	3,390
Sales (100% basis)	1,054	1,244	1,195	3,534	3,746
EBITDA (100% basis)	126	166	105	480	284

Sales in 3Q 2024 declined by 15.3% to $1.1 billion as compared to $1.2 billion in 2Q 2024 primarily due to lower shipments driven by weaker demand.

EBITDA during 3Q 2024 of $126 million was 24.2% lower as compared to $166 million in 2Q 2024, primarily due to lower steel shipments and a negative price-cost effect.

Sustainable Solutions15

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	2,542	2,891	2,680	8,322	9,010
Operating income	17	55	21	98	210
Depreciation	(38)	(40)	(35)	(122)	(105)
EBITDA	55	95	56	220	315

Sales in 3Q 2024 declined by 12.1% to $2.5 billion as compared to $2.9 billion in 2Q 2024.

Operating income in 3Q 2024 was lower at $17 million as compared to $55 million in 2Q 2024, mainly in the Projects business, impacted by seasonality.

EBITDA in 3Q 2024 of $55 million was 42.1% lower as compared to $95 million in 2Q 2024.

Mining

(USDm) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	589	641	729	1,959	2,313
Operating income	128	150	275	524	874
Depreciation	(65)	(66)	(57)	(196)	(169)
EBITDA	193	216	332	720	1,043
Iron ore production (Mt)	6.6	5.9	6.7	19.0	19.8
Iron ore shipment (Mt)	6.3	6.2	6.3	18.8	20.3

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 3Q 2024 declined by 8.0% to $589 million as compared to $641 million in 2Q 2024 primarily due to lower iron ore reference prices (-10.8%).

Iron ore production in 3Q 2024 increased by 13.1% to 6.6Mt as compared to 5.9Mt in 2Q 2024 primarily due to a recovery in ArcelorMittal Mines Canada which had been impacted by wildfires in the Port Cartier region in June leading to Port disruption, as well as maintenance.

Operating income in 3Q 2024 declined by 14.6% to $128 million as compared to $150 million in 2Q 2024 driven by lower iron ore reference prices offset in part by lower costs as production volumes recovered.

EBITDA in 3Q 2024 of $193 million was 11.0% lower as compared to $216 million in 2Q 2024.

Other recent developments

On October 11, 2024, ArcelorMittal announced that it had entered into a definitive Equity Purchase Agreement (the “Agreement”) with Nippon Steel Corporation (“NSC”) pursuant to which ArcelorMittal will purchase NSC’s 50% equity interest in the AM/NS Calvert Joint Venture (the “Transaction”). The Transaction has been entered into at the request of NSC to address regulatory concerns pursuant to its agreed acquisition of US Steel. The Transaction is subject to NSC completing its pending acquisition of US Steel, which is subject to various other regulatory requirements.

Under the terms of the agreement, ArcelorMittal will pay $1 consideration for the Transaction; further, NSC will inject cash and forgive partner loans in an amount estimated to be approximately $0.9 billion.

There are no assurances or guarantees that NSC will complete its acquisition of US Steel. Should NSC not complete its acquisition of US Steel, then the Agreement will not come into effect and the AM/NS Calvert JV will continue.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Sept 30, 2024	Jun 30, 2024	Dec 31, 2023
ASSETS
Cash and cash equivalents	5,094	5,903	7,783
Trade accounts receivable and other	4,238	4,186	3,661
Inventories	18,474	17,690	18,759
Prepaid expenses and other current assets	3,255	3,229	3,037
Total Current Assets	31,061	31,008	33,240

Goodwill and intangible assets	4,762	4,947	5,102
Property, plant and equipment	34,535	33,142	33,656
Investments in associates and joint ventures[6]	11,304	10,168	10,078
Deferred tax assets	9,525	9,563	9,469
Other assets	1,981	2,019	2,372
Total Assets	93,168	90,847	93,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,356	2,357	2,312
Trade accounts payable and other	13,164	12,493	13,605
Accrued expenses and other current liabilities	5,761	5,456	5,852
Total Current Liabilities	21,281	20,306	21,769

Long-term debt, net of current portion	8,903	8,770	8,369
Deferred tax liabilities	2,318	2,270	2,432
Other long-term liabilities	5,302	5,202	5,279
Total Liabilities	37,804	36,548	37,849

Equity attributable to the equity holders of the parent	53,308	52,204	53,961
Non-controlling interests	2,056	2,095	2,107
Total Equity	55,364	54,299	56,068
Total Liabilities and Shareholders’ Equity	93,168	90,847	93,917

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2024	Jun 30, 2024	Sept 30, 2023	Sept 30, 2024	Sept 30, 2023
Sales	15,196	16,249	16,616	47,727	53,723
Depreciation (B)	(646)	(635)	(662)	(1,923)	(1,972)
Impairment items[4] (B)	(36)	—	—	(36)	—
Exceptional items[5] (B)	(74)	—	—	(74)	—
Operating income (A)	663	1,046	1,203	2,781	4,320
Operating margin %	4.4%	6.4%	7.2%	5.8%	8.0%

Income from associates, joint ventures and other investments (excluding impairments and exceptional items) (C)	162	181	285	585	996
Net interest expense	(8)	(7)	(31)	(78)	(142)
Foreign exchange and other net financing loss	(112)	(260)	(224)	(633)	(474)
Non-cash mark-to-market loss until acquisition of c.28.4% Vallourec shares[6]	(91)	(173)	—	(83)	—
Income before taxes and non-controlling interests	614	787	1,233	2,572	4,700
Current tax expense	(164)	(179)	(282)	(664)	(880)
Deferred tax (expense)/benefit	(151)	(96)	10	(123)	188
Income tax expense (net)	(315)	(275)	(272)	(787)	(692)
Income including non-controlling interests	299	512	961	1,785	4,008
Non-controlling interests income	(12)	(8)	(32)	(56)	(123)
Net income attributable to equity holders of the parent	287	504	929	1,729	3,885

Basic earnings per common share ($)	0.37	0.63	1.11	2.18	4.59
Diluted earnings per common share ($)	0.37	0.63	1.10	2.17	4.57

Weighted average common shares outstanding (in millions)	778	794	838	794	847
Diluted weighted average common shares outstanding (in millions)	781	797	841	796	850

OTHER INFORMATION
EBITDA (A-B+C)	1,581	1,862	2,150	5,399	7,288
EBITDA Margin %	10.4%	11.5%	12.9%	11.3%	13.6%

Total Group iron ore production (Mt)	10.1	9.5	10.7	29.8	32.0
Crude steel production (Mt)	14.8	14.7	15.2	43.9	44.4
Steel shipments (Mt)	13.4	13.9	13.7	40.7	42.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2024	Jun 30, 2024	Sept 30, 2023	Sept 30, 2024	Sept 30, 2023
Operating activities:
Income attributable to equity holders of the parent	287	504	929	1,729	3,885
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	12	8	32	56	123
Depreciation and impairments[4]	682	635	662	1,959	1,972
Exceptional items[5]	74	—	—	74	—
Income from associates, joint ventures and other investments	(162)	(181)	(285)	(585)	(996)
Deferred tax expenses/(benefit)	151	96	(10)	123	(188)
Change in working capital	132	84	(269)	(1,503)	(866)
Other operating activities (net)	235	(73)	222	531	387
Net cash provided by operating activities (A)	1,411	1,073	1,281	2,384	4,317
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,051)	(985)	(1,165)	(3,272)	(3,163)
Other investing activities (net)[6]	(814)	(57)	187	(597)	(1,699)
Net cash used in investing activities	(1,865)	(1,042)	(978)	(3,869)	(4,862)
Financing activities:
Net (payments) proceeds relating to payable to banks and long-term debt	(109)	1,007	262	564	(1,139)
Dividends paid to ArcelorMittal shareholders	—	(200)	—	(200)	(185)
Dividends paid to minorities shareholders (C)	(85)	(7)	(66)	(169)	(131)
Share buyback	(277)	(293)	(38)	(1,167)	(742)
Lease payments and other financing activities (net)	(62)	7	(56)	(107)	(540)
Net cash (used) provided by financing activities	(533)	514	102	(1,079)	(2,737)
Net (decrease)/increase in cash and cash equivalents	(987)	545	405	(2,564)	(3,282)
Effect of exchange rate changes on cash	147	(81)	(85)	(124)	127
Change in cash and cash equivalents	(840)	464	320	(2,688)	(3,155)

Free cash flow (A+B+C)	275	81	50	(1,057)	1,023

Appendix 1: Capital expenditures1

(USD million)	3Q 24	2Q 24	3Q 23	9M 24	9M 23
North America	50	100	72	261	309
Brazil	213	211	243	627	625
Europe	374	275	367	1,092	1,000
Sustainable Solutions	75	80	150	315	289
Mining	268	262	207	765	579
Others	71	57	126	212	361
Total	1,051	985	1,165	3,272	3,163

Appendix 2: Debt repayment schedule as of September 30, 2024

(USD billion)	2024	2025	2026	2027	≥2028	Total
Bonds	—	1.0	1.1	1.2	3.7	7.0
Commercial paper	1.2	—	—	—	—	1.2
Other loans	0.3	0.8	0.3	0.8	0.9	3.1
Total gross debt	1.5	1.8	1.4	2.0	4.6	11.3

As of September 30, 2024, the average debt maturity is 6.7 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2024	Jun 30, 2024	Dec 31, 2023
Gross debt	11,259	11,127	10,681
Less: Cash and cash equivalents	(5,094)	(5,903)	(7,783)
Net debt	6,165	5,224	2,898

Net debt / LTM EBITDA	0.9	0.7	0.3

Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Net income attributable to equity holders of the parent	287	504	929	1,729	3,885
Impairment items[4]	(36)	—	—	(36)	—
Exceptional items[5]	(74)	—	—	(74)	—
Mark-to-market loss on purchase of c.28.4% stake in Vallourec[6]	(91)	(173)	—	(83)	—
Adjusted net income attributable to equity holders of the parent	488	677	929	1,922	3,885

Weighted average common shares outstanding (in millions)	778	794	838	794	847
Adjusted basic EPS $/share	0.63	0.85	1.11	2.42	4.59

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income less impairment items and exceptional items and mark-to-market loss on purchase of c.28.4% shares in Vallourec

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e.: AMNS India and Calvert).

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Maintenance/normative capex: refers to recurring expenditures required for a company to continue operating and sustain its growth.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income.

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3.	As announced with ArcelorMittal’s fourth quarter 2023 financial results, the Company has amended its presentation of reportable segments and EBITDA. The changes, applied as from January 1, 2024, are as follows: EBITDA is defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any); The NAFTA segment has been renamed "North America", a core growth region for the Company; A new ‘Sustainable Solutions’ segment is composed of a number of high-growth, niche, capital light businesses, playing an important role in supporting climate action (including renewables, special projects and construction business). Previously reported within the Europe segment, this is a growth vector of the Company and represents businesses employing over 12,000 people at more than 260 commercial and production sites across 60+ countries. Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ‘ACIS’ segment have been assigned to ‘Others’; there are no changes to the ‘Brazil’ and ‘Mining’ segments. ‘India and JVs’ is now presented and the share of net income of AMNS India and AMNS Calvert as well as the other associates, joint ventures and other investments is included in EBITDA. India is a high growth vector of the Company, with our assets well-positioned to grow with the domestic market. These changes have been applied as from January 1, 2024, and the comparative periods of 2023 shown herein have been retrospectively recast.

4.	Impairment charges (included in operating income) for 3Q 2024 of $36 million related to the closure of the coke oven battery in Krakow (Poland).
5.	Exceptional items (included in operating income) for 3Q 2024 of $74 million related to restructuring costs in Krakow (Poland).
6.	On August 6, 2024, ArcelorMittal announced that following the signature of a Share Purchase Agreement on March 12, 2024, and after the approval of relevant antitrust authorities and clearances under foreign investment regulations, it had completed the acquisition of 65,243,206 shares, representing c.28.4% equity interest in Vallourec, for €14.64 per share from funds managed by Apollo Global Management Inc., for a total consideration of approximately €955 million. Vallourec share price increased to €17.20 as of March 31, 2024, as compared to €14.64 contractually agreed at the signing of the share price agreement for 65.2 million shares on March 12, 2024 generating a non-cash mark-to-market gain of $181 million as of March 31, 2024. The Vallourec share price decreased to €14.76 as of June 30, 2024 (causing a non-cash mark-to-market loss of $173 million in 2Q 2024), and decreased to €13.47 as at the date of the finalization of the acquisition on August 6, 2024 (causing a non-cash mark-to-market loss of $91 million in 3Q 2024). In accordance with IFRS, the Company recognized this net loss as a decrease in the investment cost to reflect the fair value of the forward at acquisition date.
7.	Investable cash flow is defined as net cash provided by operating activities less maintenance/normative capex. From September 30, 2023 to September 30, 2024, the net cash provided by operating activities totalled $5.7 billion. Total capex during this period was $4.7 billion of which maintenance/normative capex was $2.9 billion, strategic capex of $1.5 billion and decarbonization of $0.3 billion.
8.	3Q 2024 included decarbonization capex of $0.1 billion, strategic growth capex of $0.3 billion and maintenance/normative capex of $0.7 billion. 9M 2024 includes decarbonization capex of $0.2 billion, strategic growth capex of $1.0 billion and maintenance/normative capex of $2.1 billion. Strategic projects capex in 3Q 2024 primarily include investments for the Liberia expansion project (first concentrate), Mardyck electrical steels, Barra Mansa and Serra Azul. Strategic projects capex in 9M 2024 primarily included investments for the Liberia expansion project (first concentrate), the renewables energy project in India and Mardyck electrical steels.
9.	September 2020 was the inception date of the ongoing share buyback programs. The Company has repurchased 47 million shares during 9M 2024; totalling 73 million shares from the current 85 million share buyback program.
10.	Following the completion of detailed engineering, the Monlevade expansion project in Brazil has been put “on hold” (seeking lower capex intensive options). The Company anticipates approving projects of a similar scale (capex and EBITDA impact) during its forthcoming strategic planning cycle, hence no change to the expected $1.8 billion impact on EBITDA from strategic growth investments. Out of the total $1.8 billion EBITDA potential, it is considered that $0.3 billion has been achieved to date from the completion of the Mexico HSM project on an observed run-rate basis. Vallourec transaction closed in 3Q 2024 and ArcelorMittal’s c.28.4% share of consensus 2025 net income (based on consensus figures from a panel of independent analysts) is ~$0.15 billion. Together with Italpannelli acquisition expected to contribute $0.2 billion to EBITDA.
11.	See Appendix 4 for reconciliation of adjusted net income and adjusted basic earnings per share.
12.	XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These are issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
13.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it had completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion.
14.	Production: Including all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
15.	Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: Product offerings include sandwich panels (e.g. insulation), profiles, turnkey pre-fabrication solutions, etc., to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: Product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: EAF based capacity: High quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines); Supplying wide range of industries; energy, chemicals, mechanical engineering, machinery, infrastructure, defence & security; d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network.
16.	Other projects under development include: ArcelorMittal Texas: Plans under development to double capacity and add CCS capability; Calvert (US): Option to add a second 1.5Mt EAF at lower capex intensity; Electrical steels US (Alabama): 150kt NGO electrical steels for automotive with government support received; Liberia further expansion to 30Mt; and India further expansion: Hazira to 20Mt and Greenfield on the east coast of India.
17.	In Argentina, ArcelorMittal has developed a partnership with PCR for a 130MW solar and wind capacity project. The project is operational and supplies over 30% of ArcelorMittal's local electricity requirements.
18.	Compared to the historical average EBITDA per tonne of $89/t during the 2012-2019 period.

Third quarter 2024 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended September 30, 2024 on: Thursday November 7, 2024, at 9.30am US Eastern time. 14.30pm London time and 15.30pm CET.

To access via the conference call and ask a question during the Q&A, please register in advance: https://register.vevent.com/register/BIa7b975369f7541cfb574031a9e8a264d

Alternatively, the webcast can be accessed live on the day: https://edge.media-server.com/mmc/p/t6z858m6

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income, adjusted basic earnings per share and the ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. As announced previously, the definition of EBITDA has been revised to include income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cashflow that is available for allocation at management’s discretion. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects and with respect to working capital for the fourth quarter of 2024, is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2023, ArcelorMittal had revenues of $68.3 billion and crude steel production of 58.1 million metric tonnes, while iron ore production reached 42.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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